Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
(In millions except ratio)
EARNINGS:
Income from continuing operations before income taxes	$4,131	$8,136	$9,605	$9,325	$11,477	$11,809
Fixed charges	459	804	931	569	553	486
Less:
Capitalized interest, net	(2)	(3)	(1)	(1)	(1)	(1)
Equity (income) loss — net of dividends	(303)	(449)	(122)	(371)	(201)	(426)
Adjusted earnings	$4,285	$8,488	$10,413	$9,522	$11,828	$11,868
FIXED CHARGES:
Gross interest incurred	$425	$736	$857	$484	$464	$398
Interest portion of rent expense	34	68	74	85	89	88
Total fixed charges	$459	$804	$931	$569	$553	$486
Ratio of earnings to fixed charges	9.3	10.6	11.2	16.7	21.4	24.4
As of June 30, 2017, the Company was contingently liable for guarantees of indebtedness owed by third parties, including certain variable interest entities, in the amount of $612 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount in the above table does not include interest expense associated with unrecognized tax benefits.